3/11/03

03014057

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 165 SECTION

SEC FILE NUMBER
8- 51520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CROFT & BENDER LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 NORTHSIDE PARKWAY NW, BUILDING ONE, SUITE 100
(No. and Street)

ATLANTA (City) GEORGIA (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THEODORE J. BENDER, III 404-841-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WINDHAM BRANNON, P.C.
(Name – *if individual, state last, first, middle name*)

1355 PEACHTREE STREET N.E., SUITE 200, ATLANTA GEORGIA 30309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THEODORE J. BENDER, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROFT & BENDER LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAYLE D. HARBEKE NOTARY PUBLIC Exp. June 02, 2004 GWINNETT COUNTY, GA

T Bender
Signature

Managing Director
Title

Gayle D Harbeke
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Balance Sheet
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROFT & BENDER LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY DATA
December 31, 2002

CROFT & BENDER LLC

FINANCIAL STATEMENTS
December 31, 2002

CONTENTS

WINDHAM BRANNON, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Members
Croft & Bender LLC

We have audited the accompanying balance sheets of **Croft & Bender LLC** (a Georgia limited liability company) as of December 31, 2002 and 2001, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Croft & Bender LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

February 5, 2003

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of TAG International with offices in principal cities worldwide

CROFT & BENDER LLC

BALANCE SHEETS
December 31, 2002 and 2001

		2002		2001
ASSETS				
CURRENT ASSETS:				
Cash	$	158,593	$	606,006
Accounts receivable		63,319		78,582
Retainer fees receivable		15,000		50,000
Reimbursable expenses receivable		28,772		37,675
Total Current Assets		265,684		772,263
INVESTMENTS		99,749		109,999
FURNISHINGS AND EQUIPMENT, less accumulated depreciation of $219,763 in 2002 and $193,116 in 2001		89,715		110,797
OTHER ASSETS:				
Security deposits		6,302		6,302
Total Assets	$	461,450	$	999,361
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	33,629	$	46,420
Unearned management fees		118,438		-
Total Current Liabilities		152,067		46,420
MEMBERS' EQUITY:				
Members' capital		40,000		40,000
Retained earnings		264,085		922,393
Unrealized gain (loss) on investment securities		5,298		(9,452)
Total Members' Equity		309,383		952,941
Total Liabilities and Members' Equity	$	461,450	$	999,361

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENT OF INCOME
For The Year Ended December 31, 2002

REVENUE:	
Merger and acquisition fees	$ 190,000
Private placement and financial advisory fees	987,749
Management fees	457,285
Total Revenue	1,635,034
OPERATING EXPENSE:	
Salary and benefits expense	1,075,156
Occupancy expense	118,493
Office expense	87,576
Professional fees	88,364
Business development expense, net	21,337
Depreciation	26,647
Other operating expenses	65,343
Total Operating Expense	1,482,916
Operating Income	152,118
OTHER INCOME (EXPENSE):	
Interest income	6,580
Miscellaneous expense	(52,006)
Realized loss on investments	(25,000)
Total Other Income (Expense)	(70,426)
NET INCOME	$ 81,692

The accompanying notes are an integral part of this financial statement.

CROFT & BENDER LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2002

	Members' Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Members' Equity
BALANCE, December 31, 2001	$ 40,000	$ 922,393	$ (9,452)	$ 952,941
Comprehensive Income:				
Net income	-	81,692	-	81,692
Other comprehensive income - Change in unrealized gains (losses) on investment securities	-	-	14,750	14,750
Total Comprehensive Income				96,442
Distributions to members	-	(740,000)	-	(740,000)
BALANCE, December 31, 2002	$ 40,000	$ 264,085	$ 5,298	$ 309,383

The accompanying notes are an integral part of this financial statement.

CROFT & BENDER LLC

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	81,692
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		26,647
Realized loss on investment		25,000
Changes in:		
Accounts receivable		15,263
Retainer fees receivable		35,000
Reimbursable expenses receivable		8,903
Accounts payable and other current liabilities		(12,791)
Unearned management fees		118,438
Net Cash Provided By Operating Activities		298,152
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furnishings and equipment		(5,565)
Net Cash Used In Investing Activities		(5,565)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(740,000)
Net Cash Used In Financing Activities		(740,000)
NET DECREASE IN CASH		(447,413)
CASH, BEGINNING OF YEAR		606,006
CASH, END OF YEAR	$	158,593

NONCASH INVESTING AND FINANCING ACTIVITIES

In 2002, the Company recorded changes in unrealized gains/losses in investments of $4,000. Also in 2002, the Company wrote-off an investment having a cost of $25,000 and previously recognized write-downs of $18,750.

The accompanying notes are an integral part of this financial statement.

CROFT & BENDER LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Croft & Bender LLC (the "Company") began operations in 1996 and is engaged in the business of providing financial advisory services, including raising private equity and equity-related capital for companies, and assisting companies with mergers and acquisitions. The Company also organized and manages C&B Capital, L.P., a Delaware Limited Partnership formed in 2000. The Company's members are the members of C&B Capital GP, LLC, the general partner of C&B Capital, L.P. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker-dealer. Following are the significant accounting policies used by the Company in the preparation of its financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Revenue and Expense Recognition

The Company enters into engagement agreements to assist corporate clients in obtaining financing or to assist with a merger or acquisition. These engagements may span one or more years. Revenue is generated through retainer and other fees for advisory services, and success fees for completed private placement financing and merger and acquisition transactions. Financial advisory fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to successful financing and merger and acquisition transactions are recognized when the transactions are closed. Approximately six financing and merger and acquisition engagement agreements with various clients were open at December 31, 2002. Approximately five were open at December 31, 2001.

The Company manages an investment partnership and earns a fee based on invested capital. Management fees are recognized as they are earned by the daily performance of management functions.

Direct expenses that are reimbursable by clients are typically recorded as a receivable when incurred and are billed to the client periodically. Reimbursable expenses are written off when they are deemed to be unbillable or uncollectible.

Cash

Cash represents withdrawable deposits in a bank located in Georgia.

Investments

Investments consist of equity securities, primarily issued by the Company's clients. Investments that are not readily marketable and for which a fair value cannot reasonably be determined and are carried at cost unless a permanent decline in value is identified. If an active quoted market exists for securities, those securities are carried at estimated fair value.

Warrants

Warrants representing partial payment for the Company's services are sometimes issued to the Company by clients. At December 31, 2002, the Company was the holder of warrants having a total exercise cost of approximately $2.2 million that expire on various dates through 2008. Warrants, and the stock to be received upon exercise of the warrants, are not valued unless there is a ready market for the warrants or their underlying securities when the warrants are received.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consist of leasehold improvements, furniture and fixtures, and office equipment. Depreciation is provided using straight-line and accelerated methods over useful lives of three to ten years.

CROFT & BENDER LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

2. INVESTMENTS

At December 31, 2002 and 2001, investments were as follows:

Not Readily Marketable Securities

	Cost	Carrying Amount
2001	$ 124,700	$ 105,949
2002	99,700	99,700

Readily Marketable Securities

	Cost	Fair Value
2001	$ 13,350	$ 4,050
2002	13,350	50

During 2002, the Company wrote off a not readily marketable security having a carry in amount of $6,250 for which a loss of $18,750 had been recognized in prior periods.

3. RELATED PARTY TRANSACTIONS

Management fees of $457,000 were earned from C&B Capital, L.P. in 2001, and an additional $118,000 of deferred fees were received in 2002.

The members of the Company sit on the Boards of Directors of some of the clients of the Company. Additionally, from time to time, the Company enters into commercial arrangements with clients or vendors whose principal officer or owner is related to a member of the Company.

4. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. Employees contribute to the plan by elected salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contribution to the plan was $17,050 in 2002.

5. LEASES

The Company has various operating lease agreements for office space and certain office equipment. Rental expense for 2002 was $116,025. The minimum future rental payments under these leases are as follows:

Year	Amount
2003	$ 117,534
2004	118,635
2005	14,068
Total minimum future rental payments	$ 250,237

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2002, the ratio of aggregate indebtedness to net capital was 5.15 to 1, and net capital was $6,526, which was $1,526 more than required.

W I N D H A M   B R A N N O N ,   P . C .

C E R T I F I E D   P U B L I C   A C C O U N T A N T S

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Members
Croft & Bender LLC

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of members' equity, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2002, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.

Certified Public Accountants

February 5, 2003

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of TAG International with offices in principal cities worldwide

CROFT & BENDER LLC

SUPPLEMENTARY DATA
December 31, 2002

COMPUTATION OF NET CAPITAL

Members' equity, December 31, 2002	$	309,383
Less non-allowable assets		302,857
Net Capital	$	6,526

RECONCILIATION OF MEMBERS' EQUITY

Members' equity, Form 17A-5, Part IIA	$	348,040
Audited financial statement adjustments to non-allowable assets		(38,657)
Members' Equity per Audited Financial Statements	$	309,383

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$	33,629
Total Aggregate Indebtedness	$	33,629
Ratio of Aggregate Indebtedness to Net Capital		5.15 to 1

CROFT & BENDER LLC

SUPPLEMENTARY DATA
December 31, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Croft & Bender LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Croft & Bender LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

WINDHAM BRANNON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
Croft & Bender LLC

In planning and performing our audit of the financial statements and supplementary data of **Croft & Bender LLC** (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of TAG International with offices in principal cities worldwide

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Windham Brannon, P.C.

Certified Public Accountants

February 5, 2003